Filed Pursuant to Rule 424(b)(3)
File No. 333-169200

PROSPECTUS SUPPLEMENT NO. 3
TO PROSPECTUS DATED MAY 23, 2012

Common Stock

This Prospectus Supplement No. 3 supplements and amends the prospectus dated May 23, 2012, as amended and supplemented by the Prospectus Supplement No. 1 dated May 30, 2012 and the Prospectus Supplement No. 2 dated August 21, 2012, which we collectively refer to as the Prospectus, which forms part of our Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (Registration Statement No. 333-169200).  The Prospectus relates to the disposition from time to time of up to 1,502,468 shares of our common stock that we may issue to Dutchess Opportunity Fund, II, LP ("Dutchess"), pursuant to an Investment Agreement between us and Dutchess, dated July 7, 2010. We are not selling any common stock under the Prospectus or this Prospectus Supplement No. 3, and will not receive any of the proceeds from the sale of shares by the selling stockholder.

We are filing this Prospectus Supplement No. 3 to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in the current reports described below.

This Prospectus Supplement No. 3 includes our three Current Reports on Form 8-K, filed with the Securities and Exchange Commission on August 31, 2012, October 24, 2012 and October 30, 2012, respectively.

This Prospectus Supplement No. 3 should be read in conjunction with, and may not be delivered or utilized without, the Prospectus, including any amendments or supplements thereto.  This Prospectus Supplement No. 3 is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 3 supersedes the information contained in the Prospectus.  All references in the Prospectus to "this prospectus" are hereby amended to read "this prospectus (as supplemented and amended)."

Our common stock is listed on the Nasdaq Global Select Market under the symbol "IBCP."  As of October 26, 2012, the closing sale price for our common stock on the Nasdaq Global Select Market was $3.26per share.

Investing in our common stock involves risks.  These risks are described under the caption "Risk Factors" beginning on page 7 of the Prospectus, as the same may be updated in prospectus supplements.

The shares of common stock offered are not savings accounts, deposits, or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 31, 2012.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report:  August 28, 2012

INDEPENDENT BANK CORPORATION
(Exact name of registrant as
specified in its charter)

Michigan	0-7818	38-2032782
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

230 West Main Street	48846
Ionia, Michigan	(Zip Code)
(Address of principal executive office)

Registrant's telephone number,
including area code:
(616) 527-5820

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 28, 2012, the Board of Directors of Independent Bank Corporation (the "Company") authorized the grant of restricted stock units ("RSU's"), under the terms of the Company's Long-Term Incentive Plan, to certain of the Company's named executive officers (the "NEO's").

The grants are intended to reflect, and compensate for the fact that, none of the NEO's is eligible to receive incentive-based compensation or participate in the Company's annual incentive plan.  The grants are also intended to promote the retention of the services of each NEO.  Consistent with the later objective, none of the RSU's vest until the third anniversary of the grant date and until the Company repays, in full, its obligations under the Troubled Asset Relief Program ("TARP").  The grants were awarded in accordance with the standards set forth in the Interim Final Rule of the US Department of Treasury in connection with TARP.  The grants were as follows:

Name of Executive Officer	Number of RSU's

William B. Kessel, President	60,431
Robert N. Shuster, EVP and CFO	33,093
David C. Reglin, EVP-Retail Banking	32,517
Stefanie M. Kimball, EVP and Chief Risk Officer	32,517
Mark L. Collins, EVP and General Counsel	33,093

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INDEPENDENT BANK CORPORATION
(Registrant)

Date: August 31, 2012	/s/ Robert N. Shuster
By: Robert N. Shuster
Its: Executive Vice President and Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report:  October 24, 2012

INDEPENDENT BANK CORPORATION
(Exact name of registrant as
specified in its charter)

Michigan (State or other jurisdiction of incorporation)	0-7818 (Commission File Number)	38-2032782 (IRS Employer Identification No.)

230 West Main Street Ionia, Michigan (Address of principal executive office)	48846 (Zip Code)

Registrant's telephone number,
including area code:
(616) 527-5820

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 23, 2012, the Board of Directors of Independent Bank Corporation (the "Company") appointed William J. Boer to its Board of Directors as well as the Board of Directors of its wholly-owned subsidiary, Independent Bank (the "Bank").

Mr. Boer is president and founder of Grey Dunes, an independent family office advisory firm in Grand Rapids, Michigan.  Established in 2005, Grey Dunes assists high-net worth families in organizing wealth including estate planning, philanthropy, investment management and governance.

From 1995 to 2005, Mr. Boer served as vice president and chief operating officer of RDV Corporation, the family office of the Richard M. DeVos family. Richard M. DeVos is co-founder of Amway Corporation and owner of the NBA’s Orlando Magic. In this capacity, Mr. Boer was responsible for running the office’s day-to-day operations, which included managing investments, foundation administration, and financial services.

A graduate of Calvin College with a BA in Economics, Mr. Boer earned an MBA with honors in Finance and Strategic Planning from the University of Southern California and an MS in Higher Education from Indiana University. Prior to joining RDV Corporation in 1995, Mr. Boer was president of Michigan National Bank, Grand Rapids, and from 1987 to 1993 was vice president for administration and finance at Calvin College.

Drawing on his background in direct private equity investments, Mr. Boer also serves as part-owner and chairman of Best Metal Products, a hydraulic cylinder manufacturing company, and part-owner and vice chairman of Compatico, an office furniture manufacturing company, both of which are headquartered in West Michigan. Mr. Boer is actively involved in the strategic planning for each company.

Mr. Boer’s current community activities include serving on the boards of the Gerald R. Ford District of Boy Scouts of America (Mr. Boer is an Eagle Scout), the West Michigan Aviation Academy, as well as the Investment Committee of Calvin College. He is also chairman of the Helen DeVos Children’s Hospital Committee and serves on the board of Spectrum Health Hospital .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INDEPENDENT BANK CORPORATION
(Registrant)

Date: October 24, 2012		/s/ Robert N. Shuster
	By:	Robert N. Shuster
	Its:	Executive Vice President and Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report:  October 30, 2012

INDEPENDENT BANK CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	0-7818	38-2032782
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

230 West Main Street Ionia, Michigan	48846
(Address of principal executive office)	(Zip Code)

Registrant's telephone number,
including area code:
(616) 527-5820

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition

On October 30, 2012, Independent Bank Corporation issued a press release announcing its financial results for the quarter ended September 30, 2012.  A copy of the press release is attached as Exhibit 99.1.  Attached Exhibit 99.2 contains supplemental data to that press release.

The information in this Form 8-K and the attached Exhibits shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits

Exhibits.

99.1	Press release dated October 30, 2012.

99.2	Supplemental data to the Registrant's press release dated October 30, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INDEPENDENT BANK CORPORATION
(Registrant)

Date	October 30, 2012	By	s/Robert N. Shuster
Robert N. Shuster, Principal Financial Officer

2

Exhibit 99.1

News Release

Independent Bank Corporation
230 West Main Street
Ionia, MI 48846
616.527.5820

For Release:	Immediately

Contact:	Robert Shuster, Chief Financial Officer, 616.522.1765

INDEPENDENT BANK CORPORATION REPORTS
2012 THIRD QUARTER RESULTS

IONIA, Mich., Oct. 30, 2012 - Independent Bank Corporation (Nasdaq: IBCP) reported third quarter 2012 net income applicable to common stock of $5.4 million, or $0.16 per diluted share, versus a net loss applicable to common stock of $5.2 million, or $0.61 per share, in the prior-year period.  For the nine months ended Sept. 30, 2012, the Company reported net income applicable to common stock of $11.0 million, or $0.36 per diluted share, compared to a net loss applicable to common stock of $14.6 million, or $1.78 per share, in the prior-year period.  For periods where the Company is reporting a profit, the diluted earnings per share calculation includes, among other things, the assumed conversion of mandatorily convertible preferred stock using a five-day average price per common share based on the applicable period end.

The Company’s third consecutive profitable quarter was highlighted by:

•	Additional improvement in asset quality, with non-performing assets down 7% during the quarter and 26% since the end of 2011.
•	A $5.9 million, or 96%, year-over-year decline in the quarterly provision for loan losses.
•	Strong mortgage-banking results with a $2.6 million, or 127%, year-over-year increase in quarterly net gains on mortgage loans.
•	Year-over-year growth in core deposits (excluding the pending impact of a branch sale).
•	Regulatory capital ratios that increased and remain above minimum requirements for “well-capitalized” institutions.

The previously announced sale of 21 branches to Chemical Bank (the “Branch Sale”) did not close in the third quarter of 2012.  The Branch Sale is now expected to close prior to year end 2012.

Michael M. Magee, the Chief Executive Officer of Independent Bank Corporation, commented: “We are very pleased to report  our third consecutive quarter of profitability in 2012 as well as further progress in improving asset quality, as evidenced by a reduction in our non-performing loans, loan net charge-offs and the provision for loan losses as compared to the year ago quarter.  We remain focused on building consistent profitability.  Our capital initiatives remain centered on strategies to convert the preferred stock owned by the U.S. Treasury into common stock and exiting TARP, while still preserving the potential future use of our net deferred tax asset, which totaled approximately $69.2 million at Sept. 30, 2012 and on which we have established a full valuation allowance.  The potential future recovery of this valuation allowance represents a source of capital that would be of substantial value to our shareholders. Also, the Branch Sale is expected to have a significant positive impact on our regulatory capital ratios.”

1

Operating Results

The Company’s net interest income totaled $21.5 million during the third quarter of 2012, a decrease of $2.3 million, or 9.8% from the year-ago period, and a decrease of $0.4 million, or 1.7% from the second quarter of 2012.  The Company’s net interest income as a percent of average interest-earning assets (the “net interest margin”) was 3.92% during the third quarter of 2012, compared to 4.59% in the year-ago period, and 4.02% in the second quarter of 2012. The net interest margin decreased due primarily to a change in asset mix, as higher yielding loans declined and lower yielding short-term investments increased.  The increase in lower yielding interest-bearing cash balances and other short-term investments, in part, reflects the Company’s efforts to increase liquidity in order to provide the future funding needed for the pending Branch Sale. The year-over-year decrease in net interest income was partially offset by an increase in average interest-earning assets, which rose to $2.18 billion in the third quarter of 2012 compared to $2.06 billion in the year-ago quarter and $2.18 billion in the second quarter of 2012.  The increase in average interest-earning assets in 2012 primarily reflects a rise in securities available for sale and overnight interest-bearing balances at the Federal Reserve Bank that were partially offset by a decline in loans.

For the first nine months of 2012, net interest income totaled $65.4 million, a decrease of $6.2 million, or 8.7% from 2011.  The Company’s net interest margin for the first nine months of 2012 decreased to 4.03% compared to 4.43% in 2011.  The reasons for the decline in net interest income for the first nine months of 2012 are generally consistent with those described above for the comparative quarterly periods.

Service charges on deposits totaled $4.7 million and $13.5 million, respectively, for the third quarter and first nine months of 2012, relatively unchanged when compared to $4.6 million and $13.7 million, respectively, in the year ago periods.  Interchange income was also relatively unchanged and totaled $2.3 million and $7.1 million for the third quarter and first nine months of 2012, respectively, compared to $2.4 million and $6.8 million, respectively, in the year ago periods.

Net gains on mortgage loans were $4.6 million in the third quarter of 2012, compared to $2.0 million in the year-ago quarter.  For the first nine months of 2012, net gains on mortgage loans totaled $12.0 million compared to $5.8 million in 2011. The increase in net gains relates primarily to a rise in mortgage loan sales volume associated with increased origination volume driven by record low interest rates.

Mortgage loan servicing generated a loss of $0.4 million and $2.7 million in the third quarters of 2012 and 2011, respectively. This decreased loss was due to the change in the impairment reserve (a $0.4 million impairment charge in the third quarter of 2012 compared to a $3.1 million impairment charge in the year-ago quarter) that was partially offset by a $0.4 million increase in the amortization of capitalized mortgage loan servicing rights.  The impairment charge in the third quarter of 2012 primarily reflects lower mortgage loan interest rates resulting in higher estimated future prepayment rates.  For the first nine months of 2012 and 2011, mortgage loan servicing generated a loss of $0.7 million and $1.9 million, respectively.  The first nine months comparative variance is primarily due to the change in the impairment reserve (a $0.6 million impairment charge in 2012 compared to a $3.2 million impairment charge in 2011) that was partially offset by a $1.3 million increase in the amortization of capitalized mortgage loan servicing rights.  Capitalized mortgage loan servicing rights totaled $10.2 million at Sept. 30, 2012 compared to $11.2 million at Dec. 31, 2011.  As of Sept. 30, 2012, the Company serviced approximately $1.76 billion in mortgage loans for others on which servicing rights have been capitalized.

Non-interest expenses totaled $29.3 million in the third quarter of 2012, compared to $31.5 million in the year-ago period.  The quarterly year-over-year decline in non-interest expenses was primarily due to decreases in net losses on other real estate and repossessed assets (down $1.6 million), credit card and bank service fees (down $0.4 million), and vehicle service contract counterparty contingencies (down $1.1 million).  These declines were partially offset by an increase in compensation and benefits (up $1.0 million) as well as a $0.9 million write down of property and equipment related to branches that will be closed in the fourth quarter of 2012.  For the first nine months of 2012, non-interest expenses totaled $86.8 million versus $97.2 million in 2011.  This decline in non-interest expenses was primarily due to decreases in loan and collection costs (down $2.0 million), occupancy costs (down $0.7 million), net losses on other real estate and repossessed assets (down $2.2 million), vehicle service contract counterparty contingencies expense (down $3.9 million), credit card and bank service fees (down $1.2 million), and other non-interest expenses (down $2.0 million).  These year-to-date declines were partially offset by an increase in compensation and benefits (up $1.6 million) as well as the aforementioned $0.9 million write down of property and equipment.  Credit related costs (loan and collection, net losses on other real estate and repossessed assets, and vehicle service contract counterparty contingencies) have declined significantly in 2012, which primarily reflects the overall decrease in the volume of problem credits (non-performing loans and “watch” credits), stabilization in collateral values, and lower expected incurred losses and reduced levels of payment plan receivables.  The increase in compensation and benefits primarily reflects expenses associated with reinstating certain employee incentive programs (including the Company’s employee stock ownership plan) that had been suspended or reduced in prior years.   This increase was partially offset by a 5.8% decline in full time equivalent employees in the first nine months of 2012 as compared to the prior year period.

2

Asset Quality

Commenting on asset quality, CEO Magee added:  "Our provision for loan losses decreased by $5.9 million, or 95.9%, in the third quarter of 2012 compared to the year-ago amount, primarily reflecting a reduction in non-performing loans, a lower level of watch credits, reduced loan net charge-offs, and an overall decline in total loan balances.  Since the start of this year, non-performing loans and commercial loan watch credits have declined by approximately 35% and 21%, respectively.  In addition, thirty- to eighty-nine day delinquency rates at Sept. 30, 2012 were 0.92% for commercial loans and 1.16% for mortgage and consumer loans. These are near to the lowest levels that we have seen in several years.  Nonetheless, we continue to focus on further improving asset quality and reducing credit related costs."
A breakdown of non-performing loans(1) by loan type is as follows:

Loan Type	9/30/2012	12/31/2011	9/30/2011
	(Dollars in Millions)
Commercial	$19.5	$29.3	$22.3
Consumer/installment	2.5	3.5	3.1
Mortgage	16.6	26.2	24.2
Payment plan receivables(2)	0.2	0.9	1.3
Total	$38.8	$59.9	$50.9
Ratio of non-performing loans to total portfolio loans	2.71%	3.80%	3.13%
Ratio of non-performing assets to total assets	2.88%	4.07%	3.66%
Ratio of the allowance for loan losses to non-performing loans	123.62%	98.33%	115.56%

(1)	Excludes loans that are classified as “troubled debt restructured” that are still performing.
(2)
Represents payment plans for which no payments have been received for 90 days or more and for which Mepco has not yet completed the process to charge the applicable counterparty for the balance due. These balances exclude receivables due from Mepco counterparties related to the cancellation of payment plan receivables.

Non-performing loans have declined by $21.0 million, or 35.1%, since year-end 2011.  All categories of non-performing loans declined, but the principal decreases since year-end 2011 were in commercial loans and residential mortgage loans. The decline in non-performing loans primarily reflects loan net charge-offs, pay-offs, negotiated transactions and the migration of loans into ORE during 2012.  Non-performing commercial loans have declined by $58.5 million, or 75.0%, since they peaked in 2008.  Non-performing retail (residential mortgage and consumer/installment) loans have declined by $40.1 million, or 67.7%, since they peaked in 2009.  Other real estate and repossessed assets totaled $30.3 million at Sept. 30, 2012, compared to $34.0 million at Dec. 31, 2011.

The provision for loan losses was $0.3 million and $6.2 million in the third quarters of 2012 and 2011, respectively.  For the first nine months of 2012, the provision for loan losses totaled $6.4 million versus $21.0 million in 2011.  The level of the provision for loan losses in each period reflects the Company’s overall assessment of the allowance for loan losses, taking into consideration factors such as loan mix, levels of non-performing and classified loans, and loan net charge-offs.  Loan net charge-offs were $3.7 million (1.00% annualized of average loans) in the third quarter of 2012, compared to $7.9 million (1.89% annualized of average loans) in the third quarter of 2011.  Loan net charge-offs were $16.7 million (1.46% of average loans) and $30.1 million (2.35% of average loans) for the first nine months of 2012 and 2011, respectively.  The year to date declines in 2012 loan net charge-offs by category were: commercial loans $9.2 million; mortgage loans $3.2 million; and consumer/installment loans $0.9 million.  At Sept. 30, 2012, the allowance for loan losses totaled $48.0 million, or 3.35% of portfolio loans, compared to $58.9 million, or 3.73% of portfolio loans, at Dec. 31, 2011.

Balance Sheet, Liquidity and Capital

Total assets were $2.40 billion at Sept. 30, 2012, an increase of $93.4 million, or 4.0%, from Dec. 31, 2011.  Loans, excluding loans held for sale, were $1.43 billion at Sept. 30, 2012, compared to $1.58 billion at Dec. 31, 2011.  Deposits (including $405.9 million related to the aforementioned pending Branch Sale) totaled $2.17 billion at Sept. 30, 2012, an increase of $84.4 million from Dec. 31, 2011.  The increase in deposits is primarily due to growth in checking and savings.

Cash and cash equivalents totaled $460.5 million at Sept. 30, 2012, versus $341.1 million at Dec. 31, 2011. Securities available for sale totaled $230.2 million at Sept. 30, 2012, versus $157.4 million at Dec. 31, 2011.  This $72.7 million increase is primarily due to the purchase of residential mortgage-backed and U.S. government agency securities during the first nine months of 2012.

3

Total shareholders’ equity was $121.5 million at Sept. 30, 2012, or 5.1% of total assets.  Tangible common equity totaled $31.6 million at Sept. 30, 2012, or $3.59 per share.  The Company’s wholly owned subsidiary, Independent Bank, remains “well capitalized” for regulatory purposes with the following ratios:

Regulatory Capital Ratio	9/30/2012	12/31/2011	Well Capitalized Minimum

Tier 1 capital to average total assets	7.29%	6.77%	5.00%
Tier 1 capital to risk-weighted assets	11.94%	10.13%	6.00%
Total capital to risk-weighted assets	13.22%	11.41%	10.00%

About Independent Bank Corporation

Independent Bank Corporation (Nasdaq Symbol: IBCP) is a Michigan-based bank holding company with total assets of approximately $2.4 billion. Founded as First National Bank of Ionia in 1864, Independent Bank Corporation now operates convenient locations across Michigan’s Lower Peninsula through one state-chartered bank subsidiary. This subsidiary (Independent Bank) provides a full range of financial services, including commercial banking, mortgage lending, investments and title services. Independent Bank has received the “Highest Customer Satisfaction with Retail Banking in the North Central Region” from the J.D. Power and Associates 2012 Retail Banking Satisfaction StudySM.  The J.D. Power and Associates study results are based on experiences and perceptions of consumers surveyed January-February, 2012. Independent Bank Corporation is committed to providing exceptional personal service and value to its customers, stockholders and the communities it serves.

For more information, please visit our website at: www.IndependentBank.com.

Any statements in this news release that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "estimate," "project," "may" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are predicated on management's beliefs and assumptions based on information known to Independent Bank Corporation's management as of the date of this news release and do not purport to speak as of any other date. Forward-looking statements may include descriptions of plans and objectives of Independent Bank Corporation's management for future  operations, products or services, and forecasts of the Company's revenue, earnings or other measures of economic performance, including statements of profitability, estimates of credit quality trends, and statements about the potential value of our deferred tax assets. Such statements reflect the view of Independent Bank Corporation's management as of this date with respect to future events and are not guarantees of future performance.  These forward-looking statements involve assumptions and are subject to substantial risks and uncertainties, such as changes in Independent Bank Corporation's plans, objectives, expectations and intentions. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, the Company's actual results could differ materially from those discussed. Factors that could cause or contribute to such differences include the ability of Independent Bank Corporation to meet the objectives of its capital restoration plan, the ability of Independent Bank to remain well-capitalized under federal regulatory standards, the pace of economic recovery within Michigan and beyond, our ability to collect receivables from Mepco Finance Corporation’s counterparties related to cancellations of payment plans, changes in interest rates, changes in the accounting treatment of any particular item, the results of regulatory examinations, changes in industries where the Company has a concentration of loans, changes in the level of fee income, changes in general economic conditions and related credit and market conditions, and the impact of regulatory responses to any of the foregoing. Forward-looking statements speak only as of the date they are made. Independent Bank Corporation does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this news release or in any documents, Independent Bank Corporation claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

4

INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Financial Condition

	September 30,	December 31,
	2012	2011
	(unaudited)
Assets	(In thousands, except share amounts)
Cash and due from banks	$56,911	$62,777
Interest bearing deposits	403,633	278,331
Cash and Cash Equivalents	460,544	341,108
Trading securities	38	77
Securities available for sale	230,186	157,444
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	20,494	20,828
Loans held for sale, carried at fair value	41,969	44,801
Loans held for sale, carried at lower of cost or fair value	52,280	-
Loans
Commercial	603,538	651,155
Mortgage	537,107	590,876
Installment	197,736	219,559
Payment plan receivables	93,608	115,018
Total Loans	1,431,989	1,576,608
Allowance for loan losses	(48,021)	(58,884)
Net Loans	1,383,968	1,517,724
Other real estate and repossessed assets	30,347	34,042
Property and equipment, net	47,062	62,548
Bank-owned life insurance	50,493	49,271
Other intangibles	6,793	7,609
Capitalized mortgage loan servicing rights	10,205	11,229
Prepaid FDIC deposit insurance assessment	10,229	12,609
Vehicle service contract counterparty receivables, net	18,773	29,298
Property and equipment held for sale	10,148	-
Accrued income and other assets	27,303	18,818
Total Assets	$2,400,832	$2,307,406
Liabilities and Shareholders' Equity
Deposits
Non-interest bearing	$485,109	$497,718
Savings and interest-bearing checking	853,603	1,019,603
Retail time	377,085	526,525
Brokered time	48,859	42,279
Total Deposits	1,764,656	2,086,125
Deposits held for sale relating to branch sale	405,850	-
Other borrowings	17,720	33,387
Subordinated debentures	50,175	50,175
Vehicle service contract counterparty payables	8,414	6,633
Accrued expenses and other liabilities	32,489	28,459
Total Liabilities	2,279,304	2,204,779
Shareholders' Equity
Preferred stock, no par value, 200,000 shares authorized; 74,426 shares issued and outstanding at September 30, 2012 and December 31, 2011; liquidation preference: $84,099 at September 30, 2012 and $81,023 at December 31, 2011	83,097	79,857
Common stock, no par value, 500,000,000 shares authorized; issued and outstanding: 8,804,415 shares at September 30, 2012 and 8,491,526 shares at December 31, 2011	250,080	248,950
Accumulated deficit	(203,217)	(214,259)
Accumulated other comprehensive loss	(8,432)	(11,921)
Total Shareholders' Equity	121,528	102,627
Total Liabilities and Shareholders' Equity	$2,400,832	$2,307,406

5

INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2012	2012	2011	2012	2011
	(unaudited)
	(In thousands)

Interest Income
Interest and fees on loans	$23,385	$23,696	$27,222	$71,427	$84,808
Interest on securities
Taxable	655	933	297	2,246	1,108
Tax-exempt	261	244	301	801	931
Other investments	432	382	367	1,210	1,185
Total Interest Income	24,733	25,255	28,187	75,684	88,032
Interest Expense
Deposits	2,223	2,305	3,230	6,952	12,686
Other borrowings	1,059	1,120	1,183	3,351	3,738
Total Interest Expense	3,282	3,425	4,413	10,303	16,424
Net Interest Income	21,451	21,830	23,774	65,381	71,608
Provision for loan losses	251	1,056	6,171	6,438	21,029
Net Interest Income After Provision for Loan Losses	21,200	20,774	17,603	58,943	50,579
Non-interest Income
Service charges on deposit accounts	4,739	4,552	4,623	13,492	13,689
Interchange income	2,324	2,407	2,356	7,053	6,832
Net gains (losses) on assets
Mortgage loans	4,602	3,579	2,025	12,041	5,753
Securities	301	169	(57)	1,154	271
Other than temporary impairment loss on securities
Total impairment loss	(70)	(85)	(4)	(332)	(146)
Loss recognized in other comprehensive loss	-	-	-	-	-
Net impairment loss recognized in earnings	(70)	(85)	(4)	(332)	(146)
Mortgage loan servicing	(364)	(1,088)	(2,655)	(716)	(1,885)
Title insurance fees	482	489	299	1,479	1,090
(Increase) decrease in fair value of U.S. Treasury warrant	(32)	(25)	29	(211)	1,025
Other	2,560	3,044	2,639	8,208	7,793
Total Non-interest Income	14,542	13,042	9,255	42,168	34,422
Non-interest Expense
Compensation and employee benefits	13,610	13,506	12,654	39,598	38,032
Loan and collection	2,832	2,407	2,658	8,129	10,105
Occupancy, net	2,482	2,490	2,651	7,688	8,415
Data processing	2,492	2,450	2,502	7,281	7,227
Furniture, fixtures and equipment	1,194	1,307	1,308	3,795	4,228
Legal and professional	952	1,268	751	3,117	2,330
FDIC deposit insurance	816	816	885	2,489	2,772
Communications	785	826	863	2,486	2,700
Net losses on other real estate and repossessed assets	291	633	1,931	1,911	4,114
Advertising	647	639	740	1,842	1,964
Credit card and bank service fees	433	624	869	1,708	2,929
Vehicle service contract counterparty contingencies	281	326	1,345	1,078	5,002
Write-down of property and equipment held for sale	860	-	-	860	-
Provision for loss reimbursement on sold loans	193	126	251	751	1,020
Costs (recoveries) related to unfunded lending commitments	(538)	(12)	(172)	(597)	12
Other	1,966	2,077	2,226	4,692	6,385
Total Non-interest Expense	29,296	29,483	31,462	86,828	97,235
Income (Loss) Before Income Tax	6,446	4,333	(4,604)	14,283	(12,234)
Income tax benefit	-	-	(482)	-	(748)
Net Income (Loss)	$6,446	$4,333	$(4,122)	$14,283	$(11,486)
Preferred stock dividends and discount accretion	1,093	1,092	1,043	3,241	3,102
Net Income (Loss) Applicable to Common Stock	$5,353	$3,241	$(5,165)	$11,042	$(14,588)

6

INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Selected Financial Data

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2012	2012	2011	2012	2011
	(unaudited)
Per Common Share Data
Net Income (Loss) Per Common Share (A)
Basic (B)	$.61	$.38	$(.61)	$1.28	$(1.78)
Diluted (C)	.16	.11	(.61)	.36	(1.78)
Cash dividends declared per common share	.00	.00	.00	.00	.00

Selected Ratios (D)
As a Percent of Average Interest-Earning Assets
Interest income	4.52%	4.65%	5.44%	4.67%	5.45%
Interest expense	0.60	0.63	0.85	0.64	1.02
Net interest income	3.92	4.02	4.59	4.03	4.43
Net Income (Loss) to (A)
Average common shareholders’ equity	62.71%	47.96%	(56.07)%	52.38%	(52.57)%
Average assets	0.89	0.54	(0.89)	0.62	(0.81)

Average Shares
Basic (B)	8,778,899	8,607,382	8,400,950	8,637,176	8,208,793
Diluted (C)	39,674,719	40,798,694	50,999,510	39,402,803	50,783,918

(A) These amounts are calculated using net income (loss) applicable to common stock.  For any period in which net income is recorded, dividends on convertible preferred stock are added back in the diluted per share calculation.

(B) Average shares of common stock for basic net income (loss) per common share include shares issued and outstanding during the period and participating share awards.

(C) Average shares of common stock for diluted net income per common share include shares to be issued upon conversion of convertible preferred stock, shares to be issued upon exercise of common stock warrants, shares to be issued upon exercise of stock options, restricted stock units and stock units for a deferred compensation plan for non-employee directors.  For any period in which a loss is recorded, the assumed conversion of convertible preferred stock, assumed exercise of common stock warrants, assumed exercise of stock options, restricted stock units and stock units for a deferred compensation plan for non-employee directors would have an anti-dilutive impact on the loss per share and are thus ignored in the diluted per share calculation.

(D) Ratios have been annualized.

7

Exhibit 99.2

INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Supplemental Data

Non-performing assets(1)
	September 30,	December 31,
	2012	2011
	(Dollars in thousands)
Non-accrual loans	$38,785	$59,309
Loans 90 days or more past due and still accruing interest	62	574
Total non-performing loans	38,847	59,883
Other real estate and repossessed assets	30,347	34,042
Total non-performing assets	$69,194	$93,925
As a percent of Portfolio Loans
Non-performing loans	2.71%	3.80%
Allowance for loan losses	3.35	3.73
Non-performing assets to total assets	2.88	4.07
Allowance for loan losses as a percent of non-performing loans	123.62	98.33

(1)	Excludes loans classified as “troubled debt restructured” that are not past due and vehicle service contract counterparty receivables, net.

Troubled debt restructurings (“TDR”)
	September 30, 2012
	Commercial	Retail		Total
	(In thousands)
Performing TDR’s	$44,061	$88,441		$132,502
Non-performing TDR’s (1)	10,738	9,237	(2)	19,975
Total	$54,799	$97,678		$152,477

	December 31, 2011
	Commercial	Retail		Total
	(In thousands)
Performing TDR’s	$29,799	$86,770		$116,569
Non-performing TDR’s (1)	14,567	14,081	(2)	28,648
Total	$44,366	$100,851		$145,217

(1)	Included in non-performing assets table above.
(2)	Also includes loans on non-accrual at the time of modification until six payments are received on a timely basis.

1

Allowance for loan losses	Nine months ended
	September 30,
	2012		2011
		Unfunded		Unfunded
	Loans	Commitments	Loans	Commitments
	(Dollars in thousands)
Balance at beginning of period	$58,884	$1,286	$67,915	$1,322
Additions (deduction)
Provision for loan losses	6,438	-	21,029	-
Recoveries credited to allowance	4,603	-	3,080	-
Loans charged against the allowance	(21,294)	-	(33,204)	-
Reclassification to loans held for sale	(610)	-	-	-
Additions (deductions) included in non-interest expense	-	(597)	-	12
Balance at end of period	$48,021	$689	$58,820	$1,334

Net loans charged against the allowance to average Portfolio Loans (annualized)	1.46%		2.35%

Alternative Sources of Funds
	September 30,			December 31,
	2012			2011
		Average			Average
	Amount	Maturity	Rate	Amount	Maturity	Rate
	(Dollars in thousands)
Brokered CDs(1)	$48,859	0.8 years	1.10%	$42,279	1.0 years	1.59%
Fixed-rate FHLB advances	17,714	4.8 years	6.38	30,384	3.3 years	3.99
Variable-rate FHLB advances(1)	-			3,000	2.3 years	0.51
Total	$66,573	1.9 years	2.51%	$75,663	2.0 years	2.51%

(1)	Certain of these items have had their average maturity and rate altered through the use of derivative instruments, such as pay-fixed interest-rate swaps.

2

Capitalization
	September 30,	December 31,
	2012	2010
	(In thousands)
Subordinated debentures	$50,175	$50,175
Amount not qualifying as regulatory capital	(1,507)	(1,507)
Amount qualifying as regulatory capital	48,668	48,668
Shareholders’ equity
Preferred stock	83,097	79,857
Common stock	250,080	248,950
Accumulated deficit	(203,217)	(214,259)
Accumulated other comprehensive loss	(8,432)	(11,921)
Total shareholders’ equity	121,528	102,627
Total capitalization	$170,196	$151,295

Non-Interest Income
	Three months ended			Nine months ended
	September 30,	June 31,	September 30,	September 30,
	2012	2012	2011	2012	2011
	(In thousands)
Service charges on deposit accounts	$4,739	$4,552	$4,623	$13,492	$13,689
Interchange income	2,324	2,407	2,356	7,053	6,832
Net gains (losses) on assets
Mortgage loans	4,602	3,579	2,025	12,041	5,753
Securities	301	169	(57)	1,154	271
Other than temporary impairment loss on securities
Total impairment loss	(70)	(85)	(4)	(332)	(146)
Loss recognized in other comprehensive income	-	-	-	-	-
Net impairment loss recognized in earnings	(70)	(85)	(4)	(332)	(146)
Mortgage loan servicing	(364)	(1,088)	(2,655)	(716)	(1,885)
Investment and insurance commissions	491	648	534	1,586	1,613
Bank owned life insurance	398	399	496	1,221	1,385
Title insurance fees	482	489	299	1,479	1,090
(Increase) decrease in fair value of U.S. Treasury warrant	(32)	(25)	29	(211)	1,025
Other	1,671	1,997	1,609	5,401	4,795
Total non-interest income	$14,542	$13,042	$9,255	$42,168	$34,422

Capitalized Mortgage Loan Servicing Rights
	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	(In thousands)
Balance at beginning of period	$10,651	$14,741	$11,229	$14,661
Originated servicing rights capitalized	996	573	2,948	2,068
Amortization	(1,052)	(688)	(3,351)	(2,011)
Change in valuation allowance	(390)	(3,077)	(621)	(3,169)
Balance at end of period	$10,205	$11,549	$10,205	$11,549

Valuation allowance at end of period	$7,165	$6,379	$7,165	$6,379

3

Mortgage Loan Activity
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,
	2012	2012	2011	2012	2011
	(Dollars in thousands)
Mortgage loans originated	$135,263	$136,835	$89,526	$384,896	$259,711
Mortgage loans sold	128,196	127,013	80,993	367,350	265,850
Mortgage loans sold with servicing rights released	21,942	22,555	25,179	59,837	60,179
Net gains on the sale of mortgage loans	4,602	3,579	2,025	12,041	5,753
Net gains as a percent of mortgage loans sold (“Loan Sales Margin”)	3.59%	2.82%	2.50%	3.28%	2.16%
Fair value adjustments included in the Loan Sales Margin	0.29	0.19	0.15	0.45	(0.14)

Non-Interest Expense
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,
	2012	2012	2011	2012	2011
	(In thousands)
Compensation	$9,702	$9,551	$10,158	$29,198	$29,990
Performance-based compensation	1,712	1,735	281	3,532	772
Payroll taxes and employee benefits	2,196	2,220	2,215	6,868	7,270
Compensation and employee benefits	13,610	13,506	12,654	39,598	38,032
Loan and collection	2,832	2,407	2,658	8,129	10,105
Occupancy, net	2,482	2,490	2,651	7,688	8,415
Data processing	2,492	2,450	2,502	7,281	7,227
Furniture, fixtures and equipment	1,194	1,307	1,308	3,795	4,228
Legal and professional fees	952	1,268	751	3,117	2,330
FDIC deposit insurance	816	816	885	2,489	2,772
Communications	785	826	863	2,486	2,700
Net losses on other real estate and repossessed assets	291	633	1,931	1,911	4,114
Advertising	647	639	740	1,842	1,964
Credit card and bank service fees	433	624	869	1,708	2,929
Vehicle service contract counterparty contingencies	281	326	1,345	1,078	5,002
Supplies	299	340	376	1,033	1,170
Write-down of property and equipment held for sale	860	-	-	860	-
Amortization of intangible assets	272	272	343	816	1,029
Provision for loss reimbursement on sold loans	193	126	251	751	1,020
Costs (recoveries) related to unfunded lending commitments	(538)	(12)	(172)	(597)	12
Other	1,395	1,465	1,507	2,843	4,186
Total non-interest expense	$29,296	$29,483	$31,462	$86,828	$97,235

4

Average Balances and Rates
	Three Months Ended
	September 30,
	2012			2011
	Average			Average
	Balance	Interest	Rate(3)	Balance	Interest	Rate(3)
Assets (1)	(Dollars in thousands)
Taxable loans	$1,532,773	$23,312	6.05%	$1,668,940	$27,140	6.47%
Tax-exempt loans (2)	6,709	73	4.33	7,728	82	4.21
Taxable securities	217,427	655	1.20	49,911	297	2.36
Tax-exempt securities (2)	26,116	261	3.98	29,259	301	4.08
Cash – interest bearing	377,899	243	0.26	282,170	179	0.25
Other investments	20,494	189	3.67	21,005	188	3.55
Interest Earning Assets	2,181,418	24,733	4.52	2,059,013	28,187	5.44
Cash and due from banks	56,289			56,233
Other assets, net	161,971			192,282
Total Assets	$2,399,678			$2,307,528

Liabilities
Savings and interest-bearing checking	$1,079,389	494	0.18	$1,008,525	608	0.24
Time deposits	549,319	1,729	1.25	577,723	2,622	1.80
Other borrowings	67,994	1,059	6.20	86,696	1,183	5.41
Interest Bearing Liabilities	1,696,702	3,282	0.77	1,672,944	4,413	1.05
Non-interest bearing deposits	545,945			477,093
Other liabilities	40,477			42,614
Shareholders’ equity	116,554			114,877
Total liabilities and shareholders’ equity	$2,399,678			$2,307,528

Net Interest Income		$21,451			$23,774

Net Interest Income as a Percent of Average Interest Earning Assets			3.92%			4.59%

(1)	All domestic, except for $0.01 million for the three months ended September 30, 2011, of average payment plan receivables included in taxable loans for customers domiciled in Canada.
(2)	Interest on tax-exempt loans and securities is not presented on a fully tax equivalent basis due to the current net operating loss carryforward position and the deferred tax asset valuation allowance.
(3)	Annualized.

5

Average Balances and Rates
	Nine Months Ended
	September 30,
	2012			2011
	Average			Average
	Balance	Interest	Rate(3)	Balance	Interest	Rate(3)
Assets (1)	(Dollars in thousands)
Taxable loans	$1,557,164	$71,209	6.11%	$1,728,076	$84,554	6.54%
Tax-exempt loans (2)	7,010	218	4.15	8,064	254	4.21
Taxable securities	221,245	2,246	1.36	51,010	1,108	2.90
Tax-exempt securities (2)	26,563	801	4.03	30,087	931	4.14
Cash – interest bearing	334,426	638	0.25	319,288	605	0.25
Other investments	20,628	572	3.70	22,486	580	3.45
Interest Earning Assets	2,167,036	75,684	4.67	2,159,011	88,032	5.45
Cash and due from banks	54,619			52,475
Other assets, net	163,058			191,215
Total Assets	$2,384,713			$2,402,701

Liabilities
Savings and interest-bearing checking	$1,071,169	1,452	0.18	$1,005,436	1,805	0.24
Time deposits	565,731	5,500	1.30	687,043	10,881	2.12
Other borrowings	73,714	3,351	6.07	95,337	3,738	5.24
Interest Bearing Liabilities	1,710,614	10,303	0.80	1,787,816	16,424	1.23
Non-interest bearing deposits	524,615			456,514
Other liabilities	39,810			43,977
Shareholders’ equity	109,674			114,394
Total liabilities and shareholders’ equity	$2,384,713			$2,402,701

Net Interest Income		$65,381			$71,608

Net Interest Income as a Percent of Average Interest Earning Assets			4.03%			4.43%

(1)	All domestic, except for $0.02 million for the three months ended September 30, 2011, of average payment plan receivables included in taxable loans for customers domiciled in Canada.
(2)	Interest on tax-exempt loans and securities is not presented on a fully tax equivalent basis due to the current net operating loss carryforward position and the deferred tax asset valuation allowance.
(3)	Annualized.

6

Commercial Loan Portfolio Analysis as of September 30, 2012

	Total Commercial Loans
		Watch Credits			Percent of Loan
Loan Category	All Loans	Performing	Non- performing	Total	Category in Watch Credit
	(Dollars in thousands)
Land	$14,547	$1,319	$3,570	$4,889	33.6%
Land Development	15,195	5,857	864	6,721	44.2
Construction	15,892	639	165	804	5.1
Income Producing	220,217	39,653	7,741	47,394	21.5
Owner Occupied	232,157	29,197	6,218	35,415	15.3
Total Commercial Real Estate Loans (1)	$498,008	$76,665	18,558	$95,223	19.1

Other Commercial Loans(1)	$136,398	$16,715	959	$17,674	13.0
Total non-performing commercial loans			$19,517

(1)
The total of these two categories is different than the September 30, 2012, Consolidated Statement of Financial Condition due primarily to loans in process.  Includes loans held for sale relating to branch sale.

7